UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company (Issuer))
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
(Names of Filing Person(s) (Offeror(s)))
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
156708109
(CUSIP Number of Class of Securities)
Alison S. Ressler, Esq.
Keith A. Pagnani, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	____	Filing Party:	____
Form of Registration No.	____	Date Filed:	____
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

International Headquarters
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
Phone: 905.286.3000
Fax: 905.286.3050
Contact Information:
Investors:
Laurie W. Little
Valeant Pharmaceuticals International, Inc.
949-461-6002
laurie.little@valeant.com
Media:
Renee E. Soto
Sard Verbinnen & Co.
212-687-8080
rsoto@sardverb.com
Cassandra Bujarski
Sard Verbinnen & Co.
212-687-8080
cbujarski@sardverb.com
VALEANT PHARMACEUTICALS FILES PRESENTATION
FOR CEPHALON STOCKHOLDERS
Sets May 12, 2011 Deadline for Receipt of Requisite Consents
          Mississauga, Ontario, April 11, 2011 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) today filed with the Securities and Exchange Commission a presentation in connection with its written consent solicitation to stockholders of Cephalon, Inc. (NASDAQ: CEPH) for removal of Cephalon’s current Board of Directors and election of its seven nominees in their place.
          Valeant compares its $73.00 per share all-cash offer, which would deliver immediate and certain value to Cephalon stockholders, to the uncertainty of Cephalon’s standalone plan, which relies on the successful commercialization of a risky pipeline portfolio. Valeant reaffirms its position that it would be willing to increase its offer price modestly if Cephalon’s Board of Directors would allow Valeant to conduct due diligence and the results of such due diligence support a higher offer. However, given Cephalon’s rejection of Valeant’s offer and refusal to engage in discussions, completing a transaction may only be possible following the written consent solicitation with a new Board of Directors in place.
          Valeant is concerned that Cephalon’s stockholders are not receiving a balanced message from the current Cephalon Board of Directors regarding the company’s status or Valeant’s offer.

•	Cephalon’s pipeline is risky and represents uncertain value. Cephalon has not developed a major novel product through actual launch since the U.S. launch of Provigil in 1998, which had already been launched in France by another company in 1994. All of Cephalon’s other large drugs, including Actiq, Treanda, Nuvigil, Fentora and Amrix, were all either already marketed or based off of marketed products. The current strategy of developing untested biotech products departs dramatically from Cephalon’s historical focus of marketing products other companies have primarily developed and taken through the regulatory process.

•	Cephalon is not a high-growth biotechnology company. Provigil, which accounted for approximately 41% of its net sales in fiscal year 2010, will face generic competition next year. Based on IBES consensus equity research estimates, from 2011-2013, Cephalon’s revenues and EPS are expected to fall by 20% and 42%, respectively.

•	Cephalon’s share price performance prior to Valeant’s offer reflected its declining fundamental value. Repeated pipeline failures and an inability to fill the impending loss of Provigil have negatively impacted Cephalon’s valuation. In fact, Cephalon’s 52-week high was following rumors of a sale process and dropped off sharply after Cephalon was unable to attain approval for Nuvigil for the treatment of jet lag. Concern over Cephalon’s business model was demonstrated by 68% of Wall Street analysts having ratings equivalent to “sell” or “hold” prior to Valeant’s offer.

•	Valeant’s offer represents a full and fair premium. Valeant’s $73 per share all cash offer represents a 29% premium to Cephalon’s 30-day trading average at announcement. The median premium to 30-day trading averages in all U.S. acquisitions since 2006 was 25%, and 60% of those acquisitions were completed at a premium of less than 30% to 30-day trading averages. In addition, Valeant’s offer already accounts for the substantial value leakage due to change of control costs for Cephalon’s convertible debt and call spread.
          Timing is critical to Valeant. Wall Street analysts project Cephalon’s earnings to decline by more than 40% after Provigil loses patent protection in 2012. Cephalon’s value to Valeant erodes each day Valeant is delayed in implementing its business strategy as Provigil’s patent expiration approaches.
          Cephalon’s Board has presided over a loss of value for its stockholders over the last five years and Valeant believes Cephalon’s current Board’s incentives are not aligned with stockholders. Over the past 5 years, Cephalon’s share price has declined by a compound annual growth rate of -0.5%. The decline was even more rapid in the year leading up to Valeant’s’ offer, with the share price declining 19%.1 Additionally, Valeant believes the current Board’s

[1]	Share price calculated off of 29-Mar-2011 closing price, prior to Valeant’s public offer.

interests are not fully aligned with shareholders as the Board and management own only 0.25% of basic shares outstanding, and 4 of 9 Board members hold no common shares of Cephalon at all.
     We ask that stockholders vote for the new Board slate in the consent solicitation. The proposed Board slate is comprised of highly qualified and well-respected professionals that have the right experience, skills, and qualifications to effectively govern Cephalon at this critical juncture:
•	In-depth understanding of the pharmaceutical business model and pipeline valuation through executive positions and directorships at leading companies, such as GlaxoSmithKline, Quintiles, Meda and Valeant

•	Experience in transformative acquisitions, including Novartis / Alcon, OSI / Astellas, Valeant / Biovail and Glaxo Wellcome / SmithKline Beecham

•	Exceptional corporate governance record, including one winner of the National Association of Corporate Directors Lifetime Achievement Award and another former Director of the Year of the National Association for Corporate Directors
          Valeant believes this vote is a referendum on whether stockholders want to pursue Valeant’s offer and as such we expect the new Board will enter into negotiations and/or remove the poison pill to facilitate a tender in which the stockholders can make a decision for themselves.
          “We remain committed to the consent solicitation process we have outlined,” said J. Michael Pearson, chairman and chief executive officer. “Cephalon’s stockholders own the company and should decide whether they prefer to engage in discussions for our $73 cash offer or continue with the risks and uncertainties associated with Cephalon’s research-dependent standalone strategy. We believe the choice is clear and if stockholders agree with us, we will move forward as quickly as possible. If not, we will move on.”
          Valeant expects to mail its consent solicitation materials to Cephalon stockholders during the week of April 18, 2011 and has set a May 12, 2011 deadline for delivery of consents.
About Valeant
          Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant can be found at www.valeant.com.
Forward-looking Statements

This press release may contain forward-looking statements, including, but not limited to, statements regarding Valeant’s offer to acquire Cephalon, Valeant’s intent to commence a consent solicitation process and its financing of the proposed transaction. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the Canadian Securities Administrators (“CSA”), which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.
CERTAIN INFORMATION CONCERNING POTENTIAL PARTICIPANTS IN A SOLICITATION; ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed removal of directors from, and election of directors to, the Board of Directors of Cephalon, as well as the repeal of any changes to Cephalon’s Bylaws. On April 5, 2011, Valeant filed a preliminary consent solicitation statement with the SEC. THAT DOCUMENT SETS FORTH THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS, OR OTHERWISE, AND IS AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. OR FROM VALEANT’S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB “INVESTOR RELATIONS” AND THEN UNDER THE HEADING “SEC FILINGS,” OR , FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY.
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Cephalon has commenced at this time.
In connection with any tender offer or consent solicitation, Valeant will file relevant materials, which may include a tender offer statement, and a definitive consent solicitation statement and/or other documents, with the SEC. The definitive consent solicitation statement filed by Valeant with the SEC will include the form of gold consent card to be completed and delivered by each Cephalon stockholder that desires to provide written consent in connection with the consent solicitation. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT

CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed with the SEC by Valeant (when they become available) in the same manner as set forth above with respect to the preliminary consent solicitation statement.
###

Valeant's Offer to Acquire Cephalon April 11, 2011

Forward-looking Statements Certain statements made in this presentation may constitute forward-looking statements of Valeant Pharmaceuticals International, Inc. ("Valeant" or the "Company"), including, but not limited to, statements regarding our offer to purchase Cephalon, Inc. ("Cephalon"), financing related to the proposed transaction, our intention to commence the consent solicitation and tender offer, opportunities and our plans should we acquire Cephalon, the effect of the proposed transaction on financial results, and certain financial projections. Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," "could," "should," "would," "may," "will," "believes," "estimates," "potential," or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the Company's most recent annual or quarterly report filed with the Securities and Exchange Commission ("SEC") and other risks and uncertainties detailed from time to time in the Company's filings with the SEC and the Canadian Securities Administrators ("CSA"), which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. The Company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes. Certain Information Concerning Potential Participants in a Solicitation; Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed removal of directors from, and election of directors to, the Board of Directors of Cephalon, as well as the repeal of any changes to Cephalon's Bylaws. On April 5, 2011, Valeant filed a preliminary consent solicitation statement with the SEC. THAT DOCUMENT SETS FORTH THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS, OR OTHERWISE, AND IS AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. OR FROM VALEANT'S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB "INVESTOR RELATIONS" AND THEN UNDER THE HEADING "SEC FILINGS," OR , FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Cephalon has commenced at this time. In connection with any tender offer or consent solicitation, Valeant will file relevant materials, which may include a tender offer statement, and a definitive consent solicitation statement and/or other documents, with the SEC. The definitive consent solicitation statement filed by Valeant with the SEC will include the form of gold consent card to be completed and delivered by each Cephalon stockholder that desires to provide written consent in connection with the consent solicitation. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed with the SEC by Valeant (when they become available) in the same manner as set forth above with respect to the preliminary consent solicitation statement.

Valeant's Offer and Cephalon's Standalone Risks

Full Value and Certain Offer Offer delivers immediate and certain value to CEPH stockholders $73 per share all cash offer Maximize value now without risks associated with developing and commercializing pipeline Significant premium, opportunity for more Offer represents 29% premium to CEPH's 30-day trading average at time of offer Higher than shares have traded in the past 2 years Willing to increase price modestly if CEPH allows due diligence and results support a higher offer Public offer gives stockholders ability to decide CEPH Board refused to engage and rejected VRX offer CEPH Board appears committed to its uncertain stand-alone strategy The choice is clear between a certain cash offer and an uncertain standalone strategy Committed to moving forward with disciplined approach Commenced consent solicitation process; April 8 record date Expect to mail consent solicitation materials week of April 18 Committed to speedy time frame; set May 12 deadline for delivery of consents VRX needs to continue to move quickly due to patent cliffs, generic competition and continued high spending on risky R&D projects, acquisitions and infrastructure

VRX Believes Cephalon's Claims Are Unrealistic Cephalon's Claims Our Perspective VRX offer based on "worst case scenario" VRX considered all scenarios and based offer on public information CEPH pipeline has significant near- to mid-term commercial value and VRX offer ascribes little to no value to CEPH pipeline VRX offer factors in significant costs and risks associated with CEPH pipeline and strategyCEPH statements about late stage pipeline ignore numerous serious risks disclosed in previous filings and statementsCEPH has not developed a large novel product through actual launch since 1998. All of its largest products were either acquired after commercialization or based on existing products No premium to 52-week high $73/share offer is higher than stock had traded in past 2 yearsPipeline failures have caused stock to trade significantly below 52-week highVRX willing to increase price modestly if CEPH allows due diligence and results support a higher offer Premium is below precedent life sciences benchmarks Offer represents full value and a fair premiumCEPH is not a high-growth biotechnology company VRX moving too quickly and shortened deadline for response Value of CEPH is decreasing and VRX needs to continue to move quickly to maximize value for CEPH stockholdersCEPH Board and management have rebuffed overturesCEPH Board appears committed to its uncertain stand-alone strategy and CEPH continues to pursue risky investments that diminish its value

VRX's Offer Factors In Full Cephalon Story CEPH's pipeline is risky and represents uncertain value Product revenues will be declining because of generic competition CEPH is not a high-growth biotechnology company VRX's offer represents full value and a fair premium

As Shown by Cephalon's Recent Struggles, Pipeline Projects Often do not Result in Marketed Products Treanda Nov-2008: Treanda approved for relapsed indolent non-Hodgkin's lymphoma Mar-2008: Treanda approved for chronic lymphocytic leukemia Treanda, which was Marketed in Germany Since the 1990's, is Cephalon's Only Recent Pipeline Success Cephalon's Recent Pipeline Failures Nuvigil Dec-2010: FDA rejected attempt for new Jet Lag indication after "successful" Phase III trial Jun-2010: Primary endpoint not met in Phase II study for adjunctive therapy in adults with schizophrenia Cinquil Nov-2009: Phase IIb trial for Cinquil failed to meet all primary endpoints for pediatric eosinophilic esophagitis Ceph-701 Jun-2009: Pivotal trial of CEPH-701 failed to show benefit for relapsed acute myelogenous leukemia Fentora May-2008: FDA's Joint Advisory Committee voted not to recommend an expanded label for pain in opioid-tolerant patients Source: CEPH press releases

CEPH has not Successfully Developed Any Major Novel Products Since 1998 Novel Products Since 1998 Novel Products Since 1998 Source: Evaluate Pharma; press releases History of acquiring primarily marketed products does not translate into successful biotech product development

Future Performance is Expected to be Down Significantly.... (CHART) (CHART) 2001-2010A Revenue CAGR: 30% 2011-2013E Revenue CAGR: (10%)* 2010A Operating Margin: 36% 2013E Operating Margin: 24%* Source: Red color denotes IBES Consensus Estimates, balance of data from CEPH filings * IBES Consensus Estimates as of 9-Apr-2011

....Earnings Performance is Expected to Decline Even More Rapidly Than Revenues (CHART) Source: Red color denotes IBES Consensus Estimates, balance of data from CEPH filings * IBES Consensus Estimates as of 9-Apr-2011 (CHART) 2005-2010A EPS CAGR: 24% 2011-2013E EPS CAGR: (24%)*

In Short, Cephalon is Not Expected to Perform Like a High-Growth Biotechnology Company Based on IBES consensus estimates: Revenues are expected to fall by 20% from 2011-2013 EPS is expected to fall by 42% from 2011-2013 Cephalon has not developed a major novel product since Provigil launched in the US in 1998 (which was already approved in France) Cephalon's four other largest products (Actiq, Treanda, Nuvigil and Fentora) are all based off older products Source: IBES Consensus Estimates as of 9-Apr-2011

Investors Do Not Value Cephalon Like a High-Growth Biotech Company

	IBES Consensus EPS Growth Rate	2012 P / E Multiples
Large Pharma Index	4.8%	9.5x
Cephalon	5.0%	10.3x
Specialty Pharma Peers	10.8%	10.9x
High-Growth Biotech Index	38.4%	32.5x

Share price as of close 29-Mar-2011, prior to VRX offer becoming public
Large Pharma Index includes Abbott Laboratories, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Merck, Novartis, Novo Nordisk, Pfizer, and Sanofi-Aventis
Specialty Pharma Peers include Endo, Forest Laboratories, Salix, Warner Chilcott, and Watson.
High Growth Biotech Index includes Denderon, Human Genome Sciences, Vertex Pharmaceuticals, Alexion, and Regeneron Pharmaceuticals

11

Unaffected Cephalon Share Price Reflects Actual Decline in Fundamental Value Declines reflect significant pipeline failures and loss of value to stockholders 52-week high occurred after sale rumors began Source: Capital IQ and CEPH press releases (CHART)

VRX Offer at a 29% Premium is Fair 25% is the median U.S. acquisition premium to 30-day trading averages since 2006 - our offer represents a 29% premium 24% median premium to 1 day trading price Substantial value leakage due to change of control costs on CEPH's convertible bond and call spread Since 2006, 60% of U.S. acquisitions were made at less than a 30% premium to 30-day trading averages Historical multiples are not relevant because of Cephalon's patent cliff starting in 2012 Precedent transactions not comparable, since they do not incorporate 41% of sales going off patent (as will occur with CEPH) Prior to the proposed offer, Wall Street Analyst median target price for CEPH was $60 / share 68% were at "hold" or "sell" ratings before VRX made the proposed offer public Source: IBES and Capital IQ Note: Transactions analyzed are US transactions from 2005-2011 YTD, and excludes transactions where no measurable premium was paid

Analysts Support Valeant's Offer "Despite our assertion that the market is well aware that Cephalon earnings will decline, we do not argue the stock have reached a floor. ...while the pipeline lottery cards are keeping us away from suggesting shorting the stock, they are not nearly robust enough to commit new money." - Bernstein Research Report, 3/28/11 "We are hard pressed to recommend not taking the deal since we had trouble seeing how the stock could get that high in the near future.... Given that most of the material pipeline events will not occur for over a year, it is difficult for us to envision the stock ever returning to $73 in 2011. Hence we see the VRX offer as something CEPH holders should probably take." - Jefferies & Company, 3/30/11 "We believe VRX's offer provides an attractive exit for shareholders, given the near-term obstacles CEPH faces. In particular, we continue to see a good probability generic modafinil will significantly degrade CEPH's CNS franchise revs in '12 and near-term rev offsets from CEPH's pipeline are unclear....we see a 24% acquisition premium as reasonable." - Oppenheimer & Co Inc., 3/30/11 "Prudence leads us to believe that CEPH shares have limited further upside potential at this time given 1) the recent share price appreciation and 2) low likelihood of a superior offer in short time prior to shareholder vote. Should the acquisition fail to materialize, we believe CEPH shares have significant downside risk." - Stifel Nicolaus, 4/06/11 "Based on the tangible assets, we believe the $73 offer is fair...delivering immediate return on shares of a business facing patent cliffs (2012) and clinical pipeline risk." - Stifel Nicolaus, 3/31/11 "Cephalon shareholders would be well rewarded by the immediate and unmatched premium that Valeant can offer for the company's marketed portfolio." - Lazard Capital Markets, 4/05/11

Valeant's Written Consent Solicitation

Timing is Critical for VRX VRX believes CEPH has unsustainable set of assets, earnings and cash flow Near term patent cliffs and generic competition VRX believes a substantial amount of CEPH's equity value is represented by cash flows in the next 12 months Every day of delay in implementing our business strategy erodes the value of CEPH to VRX VRX believes CEPH is committing cash on risky investments Recent deals - Gemin X (up to $525mm) and ChemGenex ($163mm) CEPH continues to invest in infrastructure No cost cutting in place, despite Provigil (which was 41% 2010 sales) going off patent "...when Provigil goes away, I wouldn't expect there to be a massive decrease in SG&A" Wilco Groenhuysen, Cephalon CFO, 2/10/11 4Q10 Earnings Call Need to move fast to maximize value for Cephalon stockholders

Consent Solicitation Timeline and Next Steps Record Date: April 8, 2011 Expect to mail consent solicitation materials week of April 18 VRX's deadline is May 12, 2011 to receive requisite consents If we have a majority, we will seat our slate; if not, we will move on New Board could be seated immediately following consent solicitation VRX believes this vote is a referendum on whether CEPH stockholders want to pursue VRX's offer As such, we expect the new Board will enter into negotiations and/or remove the poison pill to facilitate a tender in which the stockholders can independently make a decision Prepared to commence Tender Offer based upon Cephalon stockholder level of support VRX urges CEPH stockholders to vote as soon as possible VOTE THE GOLD CARD to allow CEPH stockholders to decide

Highly Qualified Group of Independent Nominees Exceptional slate of highly qualified and well-respected professionals Right combination of skills and experience to effectively govern CEPH Extensive expertise in the healthcare and pharmaceuticals industries, including R&D Strong Management and Corporate Governance experience Benefit of four financial experts and two legal experts Candidates committed to acting in the best interests of CEPH and its stockholders

Valeant's Nominees Name Healthcare/ Pharma Corp Governance Management Finance Legal Santo J. CostaFormer President and COO of Quintiles Richard H. Koppes Former General Counsel and Interim CEO of CalPERS Lawrence N. Kugelman Former CEO and President of Coventry Health Care Anders Lonner Group President and CEO of Meda AB John H. McArthur Former Dean of Harvard Business School Thomas G. Plaskett Director of Alcon and RadioShack Blair H. Sheppard Chair and former CEO of Duke Corporate Education and Dean of Fuqua School of Business, Duke University

Our Board Slate Is Experienced in Evaluating the Key Aspects of the Offer Pipeline Evaluation Santo Costa (former CEO of Quintiles, Adjunct Professor in Clinical Research, Director of the Food and Drug Institute Advisory Board) Anders Lonner (CEO of Meda AB, winner of the 2008 Arthur D. Little Nordic Life Science Award) Experience in Transformative and / or Contested M&A Tom Plaskett (Alcon / Novartis) Anders Lonner, Larry Kugelman, Richard Koppes (Valeant / Biovail) John McArthur (Glaxo Wellcome / SmithKline Beecham) Santo Costa (OSI Pharmaceuticals / Astellas) Excellence in Corporate Governance Richard Koppes (Winner of the National Association of Corporate Directors Lifetime Achievement Award) John McArthur (Named Director of the Year by the National Association for Corporate Directors in 2007) Blair Sheppard (Dean of Duke's Fuqua School of Business) Able to Assess Traditional Specialty Pharma Model and VRX's Approach Anders Lonner, Larry Kugelman, Richard Koppes (Valeant's strategic transformation) Santo Costa (former CEO of Quintiles) Experience in the Depth and Speed of Commercial Erosion from Patent Cliffs Anders Lonner (Meda) John McArthur (GlaxoSmithKline)

Cephalon's Board Has Not Delivered Value to Stockholders Stockholders have lost value over the last 5 years Track record of pipeline failures Have been unable to find a solution to impending patent cliff Incentives not aligned with stockholders Board and management in aggregate only own 0.25% of basic shares outstanding With another 2.2% in options, Board and management are incentivized to bet on a risky pipeline 4 out of 9 Board members hold no common shares in CEPH, 3 of those Board members have been on the Board for at least 5 years The Board's actions are stockholder unfriendly Rejected a compelling offer Refused to engage in discussions Poison pill prohibits a successful tender offer VRX believes that CEPH executive compensation has not been aligned with long-term equity performance or stockholder value creation Time Period 3 months 6 months 1 year 2 year 5 year Share Price CAGR (22.8%) (13.5%) (19.1%) (7.1%) (0.5%) Source: Capital IQ and corporate filings Note: Management and Board ownership does not include options to purchase shares.

CEPH Stockholders Will Decide by May 12th The choice is clear: Certain $73 in cash (or more if diligence warrants an increased price) versus uncertain standalone strategy CEPH's Board and management have rejected our efforts to negotiate a transaction that would deliver immediate and certain value Interests of CEPH's Board and management are not aligned with stockholders (hold only 0.25% of CEPH common shares outstanding) VRX is bringing its offer directly to CEPH stockholders in good faith If CEPH stockholders prefer the standalone strategy that the CEPH Board and management have articulated, VRX will respect their decision If we have stockholder support by May 12th, we will move forward. If not, we will move on.

Appendix A

Valeant Pharmaceuticals Overview Focused, multinational specialty pharma company Specialty Pharma (U.S., Canada, Australia, New Zealand) Dermatology, Neurology and Other Branded Generics - Central Europe (Poland, Serbia, Hungary, Czech Republic) Branded Generics - Latin America (Mexico, Brazil) Diversified revenue base Approximately 500 products Limited generic risk Leveraged R&D model Strong financial profile 2011 estimated revenue: $2.1 - $2.3 Billion* Market capitalization: $15 Billion Enterprise Value: $19 Billion Strong management team with acquisition/integration experience * Estimated revenue guidance January 2011, prior to PharmaSwiss acquisition

Strategic Rationale Transaction consistent with Valeant strategy Significant opportunities Maximize organic growth and cash flow of in-line specialty pharmaceutical products Enhance European branded generic business Apply Valeant Leveraged R&D model to Cephalon pipeline Provigil cash flows and potential Western Europe divestiture proceeds would be used to reduce debt Expect deal to be accretive immediately and longer term, including post-patent cliffs

Strong Execution Track Record SOURCE: Valeant Valeant Management Team Performance** USD 740% price adjusted increase in companies under current management team (Feb 2008 to today) Consistently exceeded quarterly expectations Total returned to stockholders via repurchases: $850M (shares @ $12.42 average stock price) $600 M converts $6.9 B debt raised $2.8 B debt retired (CHART) **Adjusted for Valeant/Biovail merger. Light blue line denotes share price plus the special dividend paid to Legacy Valeant stockholders related to the Biovail merger. Share price prior to the public announcement of the proposed offer for Cephalon

Management's Successful M&A Track Record

- Aton Pharma
- Biovail/Valeant Merger
- Blaufarma
- Bunker
- Cholestagel
- Coria Labs
- Delta
- DermaTech
- Dow Pharmaceutical Sciences
- EMO-FARM
- Laboratories Dr. Renaud
- PharmaSwiss
- Private Formula International
- Reckitt Benckiser (Australia Suncare Products)
- Refissa
- Tecnofarma
- Ultravate
- Vital Science
- Zovirax – U.S. & Canada

Overdelivered on Synergies and Achieved 17% CAGR Organic Growth on Product Sales of Acquisitions through May 2010

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Appendix B

Nominee Biographies Mr. Santo J. Costa. Mr. Costa is Chairman of the Board of Labopharm Inc. and is currently Of Counsel with Smith, Anderson, Blount, Dorsett, Mitchell and Jernigan, L.L.P., of Raleigh, North Carolina, specializing in corporate law for healthcare companies. Mr. Costa currently serves as a director of Cytokinetiks Inc. and Biovest Corp. I. From June 2001 to August 2007 he was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor. Previously, Mr. Costa held the role of Vice Chairman and before that, President and Chief Operating Officer of Quintiles Transnational Corporation. Prior to joining Quintiles, Mr. Costa held the positions of General Counsel and Senior Vice-President Administration with Glaxo Inc., U.S. Area Counsel with Merrell Dow Pharmaceuticals and Food & Drug Counsel with Norwich Eaton Pharmaceuticals. Mr. Costa is an Adjunct Professor in the clinical research program at the Campbell University School of Pharmacy. Mr. Richard H. Koppes. Mr. Koppes was appointed to the Board of Directors of NutraCea in April 2011. Mr. Koppes served on the Board of Directors of Valeant from 2002 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010. He is currently a Corporate Governance Fellow at Stanford University School of Law, running the Stanford Institutional Investor Forum and Stanford's Fiduciary College. From 1996 to 2009, he was Of Counsel to the law firm of Jones Day LLP. From May 1986 through July 1996, Mr. Koppes held several positions with the California Public Employees' Retirement System, including General Counsel, Interim Chief Executive Officer and Deputy Executive Officer. He also founded the National Association of Public Pension Attorneys and serves as its Administrator. He was also on the Board of the Society of Corporate Secretaries and Governance Professionals, and is currently serving on the Boards of Directors of the Investor Research Responsibility Center Institute and the National Association of Corporate Directors. Mr. Koppes is a former Director of Apria Healthcare Group Inc. Mr. Lawrence N. Kugelman. Mr. Kugelman currently serves on the Board of Directors of Coventry Health Care, Inc. (Chairman of Audit Committee) and is a former Director of LabOne, Inc. Mr. Kugelman served on the Boards of Directors of Valeant from 2002 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010, and of AccentCare, Inc. from 2003 to 2010. He is a healthcare consultant and private investor. From December 1995 through October 1996, Mr. Kugelman was President, Chief Executive Officer and Director of Coventry Health Care, Inc., a managed care organization. From 1980 through 1992, he served as a Chief Executive Officer of several HMOs and managed healthcare organizations in the United States. Mr. Anders Lonner. Mr. Lonner served on the Board of Directors of Valeant from 2009 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010. Since 1999, he has been the Group President and Chief Executive Officer of Meda AB. Prior to joining Meda AB, Mr. Lonner has served as the Vice President Nordic region of Astra, Chief Executive Officer of Karo Bio AB and Chairman of the Pharmaceutical Industry Association in Sweden. He has a master's degree in business administration from the University of Lund.

Nominee Biographies Dr. John H. McArthur. Dr. McArthur was Dean of the Faculty of Harvard Business School from 1980 through 1995. Since then, he has held the positions of Professor of Business Administration Emeritus and Dean Emeritus. He was a member of the School's faculty from 1962, where he taught courses in corporate finance and related fields in several Harvard Business School programs while also engaging in research and course development in Europe and North America. From 1995 to 2005 he served as Senior Advisor to the President of The World Bank. He is currently Chair of the Asia Pacific Foundation of Canada. Dr. McArthur earned the Bachelor of Commerce degree in Forestry from the University of British Columbia in 1957. At the Harvard Business School, he completed the MBA degree in 1959 and earned a doctorate there in business administration in 1963. Dr. McArthur has held numerous corporate directorships, committee memberships, and consulting posts in business, government, education and health care organizations around the world, including HCA and GlaxoSmithKline. Mr. Thomas G. Plaskett. Mr. Plaskett has served as Chairman of Fox Run Capital Associates (a private consulting firm) since 1999, and is a corporate director and a business consultant. He is a Director of Alcon, Inc., where he is Chair of the Audit Committee, and Signet Jewelers Limited. Mr. Plaskett is also currently a Director at RadioShack Corporation and is a member of its Audit and Compliance Committee and the Corporate Governance Committee. He was Chairman of the Board of Platinum Research Organization, Inc. from 2006 to 2008. Dr. Blair H. Sheppard. Dr. Sheppard has served as the Dean of Fuqua School of Business at Duke University since July 2007. Dr. Sheppard is also the Chair of the Board of Directors of Duke Corporate Education, a company that he founded in 2000 and at which he previously served as the Chief Executive Officer. Prior to Duke Corporate Education, Dr. Sheppard was the Senior Associate Dean of Fuqua School of Business, where he played a leading role in the creation of two innovative management education programs.

Valeant's Offer to Acquire Cephalon April 11, 2011